Exhibit 6.8

Certain identified information has been excluded

from the exhibit because it is both not material and

is the type that the registrant treats as private or confidential.

Tobacco Production Agreement

This Tobacco Production Agreement (the “Agreement”) between CABBACIS, LLC, with offices at 7954 Transit Road, No. 316, Williamsville, NY 14221 (“CABBACIS”) and [   ] (“GROWER”), is effective as of March 23, 2022.

The parties agree that GROWER will produce tobacco transplants and tobacco leaf from seed provided by CABBACIS as follows:

1. Transplant Production

a)	Grower will produce [ ] the 2022 growing season. GROWER will take measures to maintain the identity of the seed and transplants and prevent mixing with any other tobacco. Excess seed will be returned to CABBACIS.

2. Leaf Production

a)	GROWER will grow, harvest, and flue-cure tobacco leaf for CABBACIS during the 2022 growing season from up to a maximum of [ ] disposed of according to CABBACIS instructions.

b)	All [ ] tobacco plants and tobacco are to be identified and segregated from conventional tobacco plants and tobacco The plots planted with [ ] transplants will be isolated or marked in a manner that will maintain the identity of the [ ] tobacco and prevent mixing with any other tobacco. GROWER will provide CABBACIS with the locations of plots planted with the [ ] transplants.

c)	No [ ] plants, plant material, or tobacco are to be transferred to any third party without prior written permission of CABBACIS.

d)	If directed to do so by CABBACIS [ ]

e)	GROWER will keep CABBACIS informed of the condition and status of the plots of [ ] tobacco and provide access to the plots to allow CABBACIS to take leaf samples prior to the first harvest.

f)	GROWER will deliver the total crop of tobacco leaf grown from [ ] transplants to CABBACIS. GROWER will deliver only tobacco leaf grown from [ ] transplants to CABBACIS. CABBACIS shall accept all cured tobacco leaf grown from seed provided by CABBACIS provided it meets the conditions of acceptance.

g)	GROWER shall arrange with CABBACIS an appointment to deliver tobacco prior to delivery. The delivery location will be mutually agreed by CABBACIS and GROWER.

h)	The tobacco will be delivered in bales, each bale with a tag including the designation [ ] tobacco, GROWER name, and stalk position.

3. Payments

a)	Total payment for producing the [ ] flue-cured tobacco leaf will be [ ] per acre two weeks after taking the pre-harvest leaf samples. [ ] CABBACIS will pay the balance due to GROWER upon delivery to and acceptance of tobacco.

b)	[ ]

4. Delivery and Acceptance

a)	Inspection: Upon GROWER’s scheduled delivery of cured tobacco leaf CABBACIS or a designated agent will

i)	inspect for proper packaging, foreign material, nesting, and damage,

ii)	test the tobacco leaf for moisture and temperature, and

iii)	weigh the tobacco.

b)	During receiving and inspection of the tobacco leaf, CABBACIS may reject any portion of the tobacco leaf that contains foreign material, stalks, suckers, or wet (moisture >22%), damaged, or nested tobacco.

c)	GROWER’s tobacco is deemed “accepted” upon completion of inspecting, testing, and weighing. CABBACIS will issue a receipt to GROWER summarizing GROWER’s delivery.

d)	CABBACIS reserves the right to return to GROWER at GROWER’s expense any bales that

i)	contain nested or damaged tobacco that is found when opening the bale at the processing facility, or

ii)	contain tobacco that is not derived from the [ ] seed.

5. Passage of Title and Risk of Loss

All risk of loss and damage to GROWER’s tobacco shall remain GROWER’s responsibility until such tobacco is delivered to and accepted by CABBACIS pursuant to Section 4. Risk of loss and damage shall pass to CABBACIS at the time GROWER’s tobacco is accepted by CABBACIS pursuant to Section 4.

6. GROWER’s Representations, Warranties and Covenants

a)	GROWER represents and warrants that as of the date of this Agreement and at all times during the Term, GROWER does and shall continue to:

(i)	own or possess all property and equipment, and maintain access to the labor reasonably necessary to produce the tobacco leaf to be delivered to CABBACIS under this Agreement,

(ii)	implement good agricultural practices, including but not limited to environmentally sound water management systems, pest management systems, crop rotation systems,

(iii)	utilize only those herbicides, fungicides, insecticides, nematicides, growth regulators and ripening agents that are currently labeled for use on tobacco in the United States and strictly adhere to all label recommendations, requirements and application rates for any product used with respect to tobacco,

(iv)	maintain records of fertilizer usage and application, and implement management practices required by state law, and

(v)	maintain records as required by the Environmental Protection Agency (EPA) or any other governmental agency with regard to the purchase and application of agriculture chemicals.

b)	GROWER will remove or cause to be released all liens and financing interests with respect to tobacco leaf produced for CABBACIS, effective as of the time GROWER delivers tobacco to the CABBACIS.

c)	GROWER shall not propagate or cause propagation of [ ] tobacco or produce any seed of [ ] tobacco.

d)	GROWER warrants that [ ] tobacco will not be introduced into customary trade channels and will be delivered solely to CABBACIS.

8. Remedies

a)	It is agreed that, in addition to any other remedy to which the parties are entitled, the parties shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court in the State of New York.

b)	If all or a portion of a farm upon which all or any of the tobacco is or will be growing, is taken under any power of eminent domain before the tobacco leaf is harvested and removed and such taking prevents GROWER from harvesting and removing such tobacco, CABBACIS shall be entitled to prosecute a claim for the taking independent of any action by GROWER.

2. Term

The term of this Agreement shall be for one year.

9. Right of Entry and Inspection

CABBACIS shall have reasonable access to plots where the tobacco produced under this Agreement is grown, cured, or stored, and shall be entitled to monitor and inspect all phases of the GROWER’s cultivation of tobacco under this Agreement, including but not limited to the monitoring of crop progress, the inspection of production or curing practices or facilities and the testing and sampling of soil or tobacco. GROWER shall cooperate with CABBACIS in such inspection, monitoring, and testing.

10. Termination for Breach

The non-breaching party may terminate this Agreement by providing written notice of the alleged breach to the breaching party. Failure of the breaching party to cure the breach within 20 days of receipt of written notice will cause termination of this Agreement. Upon any breach of GROWER, CABBACIS may exercise any remedies available to it at law.

11. Confidentiality

This Agreement is confidential. Furthermore, each party acknowledges that in the course of fulfilling the provisions of this Agreement, they may gain access to highly confidential information of the other party, including but not limited to the production requirements, specifications, curing and processing technology, grades, payments, production volumes and the identity of customers and other information, disclosure of which would cause irreparable harm. Access to CABBACIS’s confidential information will be restricted on a “need to know” basis with instructions to each person having such access as to the utmost importance of maintaining the strictest confidentiality. Neither GROWER nor CABBACIS nor their respective employees, agents or representatives shall use for their own benefit, or disclose to or use for the benefit of any other person, any confidential information of the other party. The obligations of confidentiality shall survive the expiration or termination of this Agreement.

12. Disasters

Either party’s performance of this Agreement shall be excused to the extent it is prevented or delayed by act of God, war, civil insurrection, fire, flood, storm, strikes, lockouts, total or partial failure of transportation or delivery facilities, interruption of power, any federal, state, county, or municipal law, regulation, or order or any other cause beyond each party’s control.

13. Notices

Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent or delivered to the parties at the addresses indicated at the beginning of this Agreement by courier service (with proof of delivery), or certified or registered mail (return receipt requested and first class postage prepaid).

14. Assignment

This Agreement shall be binding upon the parties and their respective representatives, agents, successors, and assigns. GROWER shall not assign this Agreement without the express written consent of CABBACIS.

15. Independent Contractor

Nothing contained in this Agreement shall be construed to create a partnership or joint venture or any employment of GROWER by CABBACIS.

16. Headings

Headings of the sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

17. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of the Agreement and supersede all prior agreements and understandings between the parties. No addition to or amendment or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by each party.

18. Forum Selection

The parties agree that all actions, suits, or other proceedings arising out of or relating in any way to this Agreement shall be brought only in federal courts in New York or state courts in New York. The parties submit to the jurisdiction and venue of such courts for such purposes.

19. Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York, notwithstanding its conflicts of laws, principles or any other rule, regulation or principle that would result in the application of another state’s laws.

CABBACIS, LLC

By:	/s/ Michael R. Moynihan
Michael R. Moynihan
R&D Director

GROWER

By:	[ ]